Letter Agreement

To:

Wegener Investment Trust

3350 Monarch Lane,

Annandale, VA 22003

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Wegener Adaptive Growth Fund (the “Fund”) pursuant to a Management Agreement dated as of August 7, 2006 (the “Agreement”).

We currently have in place an agreement, which expires on October 31, 2012, to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs, such as (a) interest and (b) dividends on securities sold short; indirect costs of investing in other funds; taxes; and extraordinary expenses) at 1.99% of its average daily net assets for that period.  We hereby agree to extend the terms of this agreement through October 31, 2013.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees. The agreement may be terminated only by the Trust’s Board of Trustees on 60 days’ written notice to the investment manager.

Very truly yours, Wegener LLC By: /s/ Stevem M. Wegener Steven M. Wegener, President

Acceptance

The foregoing Agreement is hereby accepted.

Wegener Investment Trust By: /s/ Steven M. Wegener Steven M. Wegener, President